Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(  )*
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
The Company has obtained a 3-year conditional Waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the appointment of a qualified accountant.
Reference is made to the announcement made by Brilliance China Automotive Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) dated 21st April, 2005 in respect of the 3-year conditional waiver (the “Old Waiver”) granted by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) relating to the requirement to appoint a qualified accountant by the Company, on the condition that during the period covered by the Old Waiver (i.e. the three-year period from 15th April, 2005), the Company shall engage a person who shall meet all the requirements of Rule 3.24 of the Listing Rules (other than for the fact that he/she is not a fellow or an associate member of the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants (“HKICPA”)) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA) and the Company shall have in place an arrangement whereby such person shall have continual access to the assistance of other person(s) possessing the professional qualifications specified under the Rule 3.24 of the Listing Rules. On 15th August, 2005, Mr. Patrick Leung (“Mr. Leung”), a certified public accountant and one of the persons designated by RSM Nelson Wheeler, the external adviser engaged by the Company to provide assistance to the qualified accountant of the Company, resigned from his position with RSM Nelson Wheeler. Under the terms of the Old Waiver, the Old Waiver ceased with immediate effect upon the resignation of Mr. Leung. Ms. Catherine Law, a member of the HKICPA, has been designated by RSM Nelson Wheeler to replace Mr. Leung upon his resignation. The Company has duly informed the Stock Exchange of the change and applied to the Stock Exchange for a waiver from strict compliance with Rule 3.24 of the Listing Rules.
On 7th September, 2005, the Company was granted a 3-year conditional waiver (the “Waiver”) commencing from 15th April, 2005, being the date the Company obtained the Old Waiver, from the Stock Exchange. The Company continues to engage Madam Zhang Ruiping (“Madam Zhang”), the head of the financial department of the Group, as the qualified accountant of the Company. Madam Zhang is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (other than for the fact that she is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA), and the Company has engaged RSM Nelson Wheeler as the external adviser. During the period covered by the Waiver, Madam Zhang will have continual access to the assistance of Mr. Eugene Liu and Ms. Catherine Law, a partner and a manager of RSM Nelson Wheeler, both of whom are members of the HKICPA and are designated by RSM Nelson Wheeler to assist Madam Zhang. Should there be any changes to the aforementioned arrangements, the Waiver will cease with immediate effect and the Company will duly inform the Stock Exchange and take remedial steps to comply with the Listing Rules.

As at the date of this announcement, the board of directors of the Company comprises three executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang and Mr. Lei Xiaoyang; a non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 8th September, 2005
* for identification purposes only